UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

OBAGI MEDICAL PRODUCTS, INC.

(Name of Subject Company (Issuer))

Odysseus Acquisition Corp.

a wholly owned subsidiary of

Valeant Pharmaceuticals International

a wholly owned subsidiary of

Valeant Pharmaceuticals International, Inc.

(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class Of Securities)

67423R108

(CUSIP Number of Class of Securities)

Robert Chai-Onn

Executive Vice President, General Counsel and Corporate Secretary

Valeant Pharmaceuticals International, Inc.

4787 Levy Street

Montreal, Quebec

Canada, H4R 2P9

(949) 461-6000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Stephen F. Arcano

Marie L. Gibson

Skadden, Arps, Slate, Meagher & Flom LLP

4 Times Square

New York, NY 10036

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount Of Filing Fee(2)
$418,419,312	$57,072.39

(1)	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by multiplying (x) $24.00 (i.e., the tender offer price) by 17,434,138, the estimated maximum number of shares of common stock of Obagi Medical Products, Inc. to be acquired in the tender offer.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2013, issued August 31, 2012, revised October 2012, by multiplying the transaction value by 0.00013640.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $46,965.82	Filing Party: Odysseus Acquisition Corp., Valeant Pharmaceuticals International and Valeant Pharmaceuticals International, Inc.

Form or Registration No.: Schedule TO-T	Date Filed: March 26, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 26, 2013 (the “Schedule TO”) and relates to the offer of Odysseus Acquisition Corp., a Delaware corporation (the “Purchaser”), to purchase all outstanding shares of common stock, par value $0.001 (the “Shares”), of Obagi Medical Products, Inc., a Delaware corporation (“Obagi”), at a price of $24.00 per Share, net to the seller in cash, without interest (less any required withholding taxes) (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 26, 2013 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The Purchaser is a wholly owned subsidiary of Valeant Pharmaceuticals International, a Delaware corporation (“VPI”), which is a wholly owned subsidiary of Valeant Pharmaceuticals International, Inc., a Canadian corporation (“Valeant”). This Amendment No. 1 is being filed on behalf of VPI, Valeant and the Purchaser.

All information set forth in the Offer to Purchase is incorporated by reference in answers to Items 1 through 11 in the Schedule TO, except as to those items as to which information is specifically provided herein. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

ITEMS 1–11.

The Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by:

Amending and replacing all references in the Offer to Purchase (Exhibit (a)(1)(A)), Letter of Transmittal (Exhibit (a)(1)(B)), Notice of Guaranteed Delivery (Exhibit (a)(1)(C)), Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)) and Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(E)) to the offer price or the consideration to be received by Obagi Stockholders in the Merger being “$19.75 per Share” with “$24.00 per Share”.

Amending and replacing all references in the Offer to Purchase to the estimate of the total funds required to complete the Offer and Merger and to pay related transaction fees and expenses being “$365,340,000” with “$442,781,000”.

Amending and restating in its entirety the second sentence of the response to the question “What is the market value of my Shares as of a recent date?” in the section of the Offer to Purchase entitled “Summary Term Sheet” to read as follows:

“Therefore, the Offer Price of $24.00 per Share represents a premium of approximately 55.9% over the closing price of the Shares before announcement of the Merger Agreement.”

Amending and restating in its entirety the first sentence of the response to the question “If I accept the Offer, when and how will I get paid?” in the section of the Offer to Purchase entitled “Summary Term Sheet” to read as follows:

“If the conditions to the Offer as set forth in Section 15 are satisfied or waived and we consummate the Offer and accept your Shares for payment, we will pay you an amount equal to the number of Shares you tendered multiplied by $24.00 in cash, without interest (less any applicable withholding taxes) promptly following expiration of the Offer.”

Amending and supplementing Section 10 of the Offer to Purchase entitled “Source and Amount of Funds” by adding the following at the end of the last paragraph:

“On February 13, 2012, Valeant, as “Borrower,” Goldman Sachs Lending Partners LLC, as administrative agent, and certain guarantors and lenders entered into a Third Amended and Restated Credit and Guaranty Agreement (as amended by Amendment No.1, dated as of March 6, 2012, Amendment No. 2, dated as of September 10, 2012, Amendment No.3, dated as of January 24, 2013, Amendment No. 4, dated as of February 21, 2013, the Joinder Agreement dated as of June 14, 2012, the Joinder Agreement dated as of July 9, 2012, the Joinder Agreement dated as of September 11, 2012, the Joinder Agreement dated as of October 2, 2012 and the Joinder Agreement dated as of December 11, 2012, the “Loan Agreement”). The Loan Agreement includes a $450 million revolving credit facility, which is currently undrawn and terminates on April 20, 2016. The stated and effective interest rate as of April 1, 2013 is LIBOR + 275bps. The Loan Agreement includes a first priority security interest in substantially all assets of the Borrower and the guarantors as well as 100% of the capital stock of each material foreign and domestic subsidiary of Valeant, limited to 65% of the capital stock of each first tier foreign subsidiary of VPI or of any guarantor that is a subsidiary of VPI, and all intercompany debt, subject to customary exceptions for Senior Secured Credit Agreements. Any amount drawn for completion of the Offer and the Merger is expected to be repaid with internally generated cash from operations.”

Deleting in its entirety the first paragraph of Section 11 of the Offer to Purchase entitled “Background of the Offer; Past Contacts or Negotiations with Obagi”.

Amending and supplementing the information set forth in Section 11 of the Offer to Purchase entitled “Background of the Offer; Past Contacts or Negotiations with Obagi” by adding the following paragraphs at the end of the section:

“On March 26, 2013, the Offer commenced and the Schedule TO was filed with the SEC. Also on March 26, 2013, Obagi filed its Solicitation/Recommendation Statement on Schedule 14D-9.

On April 2, 2013, Obagi notified Valeant that it had received an unsolicited bona fide Takeover Proposal (as defined in the Merger Agreement) from Merz Pharma Group (“Merz”) to acquire all of the outstanding shares of common stock of Obagi for $22.00 per Share (the “Merz Proposal”). In the afternoon of April 2, 2013, Michael Pearson, Chairman of the Board of Directors and Chief Executive Officer of Valeant, called Albert J. Fitzgibbons III, Obagi’s Chairman of the Board, to discuss the Merz Proposal. Mr. Pearson stated that he had spoken with an authorized committee of the Valeant Board of Directors with respect to the Merz Proposal, and he proposed a possible amendment to the existing Merger Agreement that would (i) increase the Offer Price from $19.75 to $24.00 per Share, (ii) increase the termination fee under the Merger Agreement from approximately 4.5% to 5.0% of the aggregate consideration to be paid, and (iii) leave all of the other provisions of the existing Merger Agreement unchanged, including the provisions related to the Board’s ability to respond to a superior proposal or a proposal that would reasonably be expected to lead to a superior proposal. Mr. Pearson indicated that this proposal was conditioned upon the prompt execution of a written amendment to the existing Merger Agreement without additional negotiations between Obagi and Merz with respect to the Merz Proposal.

On April 2, 2013, the Obagi Board met to consider the proposed revised transaction with Valeant at $24.00 per Share and the proposed increase in the termination fee under the Merger Agreement. Following the Obagi Board meeting, a representative of Morgan Stanley & Co. LLC called Mr. Pearson and Howard Schiller, Chief Financial Officer of Valeant, to deliver the Obagi Board’s counter proposal, which accepted the $24.00 per Share Offer Price, but decreased the termination fee under the Merger Agreement to $21 million, which was a decrease from the termination fee proposed by Valeant. Messrs. Pearson and Schiller agreed to the proposal and stated that Valeant would provide a written offer to amend the Merger Agreement on the terms proposed by the Obagi Board and stated that Valeant’s new offer was conditioned upon the parties signing an amendment to the Merger Agreement reflecting the terms of the new offer and publicly announcing the new offer before the opening of trading on NASDAQ and the NYSE on April 3, 2013. Valeant sent a letter to the Obagi Board confirming the proposal to increase the Offer Price to $24.00 per Share and increase the termination fee to $21 million. Skadden Arps prepared a form of the Amendment to the Merger Agreement (the “Amendment”) that reflected the amendments proposed by Valeant and sent the Amendment to Obagi and Jenner & Block.

Following consideration of the terms of the Amendment and the transactions contemplated thereby, the Obagi Board unanimously adopted resolutions (i) approving the Amendment to the Merger Agreement, the Merger Agreement and the transactions contemplated thereby, (ii) declaring that the Merger Agreement, as amended, the Offer, the Merger and the other transactions contemplated thereby are advisable, fair to, and in the best interests of Obagi and its stockholders, (iii) recommending that the stockholders of Obagi accept the Offer and tender their Shares to the Purchaser pursuant to the Offer and (iv) recommending that the holders of Shares adopt the Merger Agreement, as amended, if such approval is required by applicable law. The Amendment was subsequently executed on April 3, 2013. On April 3, 2013, prior to the opening of trading on NASDAQ and the NYSE, each of Valeant and Obagi issued a press release announcing their execution of the Amendment and the increased Offer Price of $24.00 per Share.”

Amending and replacing the reference in the first sentence of the first paragraph in the section entitled “The Merger Agreement—Termination Fee” in Section 12 of the Offer to Purchase entitled “The Transaction Agreements” to the termination fee being “$16,172,214” with “$21,000,000”.

Amending and supplementing the information set forth in the section entitled “The Merger Agreement” in Section 12 of the Offer to Purchase entitled “The Transaction Agreements” by adding the following paragraph after the end of the first paragraph:

“On April 3, 2013, Valeant, VPI, the Purchaser and Obagi executed the Amendment to the Merger Agreement pursuant to which the Purchaser increased the Offer Price to $24.00 per Share, net to the seller in cash, without interest (less any required withholding taxes). Additionally, the Amendment increased the termination fee payable by Obagi to VPI under certain circumstances to $21,000,000.”

Amending and restating in its entirety the section entitled “Legal Proceedings” in Section 16 of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” to read as follows:

“The following complaints have been filed in connection with the transactions contemplated by the Merger Agreement: (i) a complaint in the Court of Chancery of the State of Delaware, dated March 22, 2013, captioned Michael Rubin v. Obagi Medical Products, Inc., et al.; (ii) a complaint in the Superior Court of the State of California, dated March 22, 2013, captioned Gary Haas v. Obagi Medical Products, Inc., et al.; and (iii) a complaint in the Superior Court of the State of California, dated March 27, 2013, captioned Drew Leonard v. Obagi Medical Products, Inc., et al.” Each complaint is a purported shareholder class action and names as defendants Obagi and the members of the Obagi Board. The two complaints filed in California also name VPI and the Purchaser as defendants. The plaintiffs’ allegations in each action are substantially similar. The plaintiffs allege that the members of the Obagi Board breached their fiduciary duties to Obagi’s stockholders in connection with the sale of the company, and the California complaints further allege that Obagi, VPI and the Purchaser aided and abetted the purported breaches of fiduciary duties. In support of their purported claims, the plaintiffs allege that the proposed transaction between Obagi and the Purchaser undervalues Obagi, involves an inadequate sales process and includes preclusive deal protection devices. The plaintiffs in the Rubin case in Delaware and in the Haas case in California also have filed amended complaints, which add allegations challenging the adequacy of the disclosures concerning the transaction. The plaintiffs seek to obtain damages and to enjoin the transaction. The plaintiffs also seek attorneys’ and expert fees and costs. Obagi believes that the plaintiffs’ purported claims in each complaint lack merit and intends to contest them vigorously.”

ITEM 12.	EXHIBITS

Item 12 of the Schedule TO is hereby amended by adding the following exhibits thereto:

(a)(5)(C)	Press Release issued by Valeant Pharmaceuticals International, Inc. on April 3, 2013.

(a)(5)(D)	Letter to Obagi Stockholders from Valeant Pharmaceuticals International, Inc.

(d)(2)	Amendment to Agreement and Plan of Merger, dated as of April 3, 2013, by and among Valeant Pharmaceuticals International, Odysseus Acquisition Corp., Obagi Medical Products, Inc. and Valeant Pharmaceuticals International, Inc. (incorporated by reference to Exhibit 2.1 to Obagi Medical Products, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 3, 2013).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 3, 2013

ODYSSEUS ACQUISITION CORP.

By:	/s/ Robert Chai-Onn
Name:	Robert Chai-Onn
Title:	Secretary

VALEANT PHARMACEUTICALS INTERNATIONAL

By:	/s/ Robert Chai-Onn
Name:	Robert Chai-Onn
Title:	Executive Vice President, General Counsel and Corporate Secretary

VALEANT PHARMACEUTICALS INTERNATIONAL, INC.

By:	/s/ Robert Chai-Onn
Name:	Robert Chai-Onn
Title:	Executive Vice President, General Counsel and Corporate Secretary

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated March 26, 2013. *

(a)(1)(B)	Form of Letter of Transmittal. *

(a)(1)(C)	Form of Notice of Guaranteed Delivery. *

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *

(a)(1)(F)	Form of Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form. *

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press Release issued by Valeant Pharmaceuticals International, Inc. on March 20, 2013 (incorporated by reference to Exhibit (a)(5)(A) to the Tender Offer Statement on Schedule TO-C filed by Odysseus Acquisition Corp., Valeant Pharmaceuticals International and Valeant Pharmaceuticals International, Inc. with the Securities and Exchange Commission on March 20, 2013). *

(a)(5)(B)	Form of Summary Advertisement. *

(a)(5)(C)	Press Release issued by Valeant Pharmaceuticals International, Inc. on April 3, 2013.

(a)(5)(D)	Letter to Obagi Stockholders from Valeant Pharmaceuticals International, Inc.

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of March 19, 2013, by and among Valeant Pharmaceuticals International, Odysseus Acquisition Corp., Valeant Pharmaceuticals International, Inc. and Obagi Medical Products, Inc. (incorporated by reference to Exhibit 2.1 to Obagi Medical Products, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 20, 2013). *

(d)(2)	Amendment to Agreement and Plan of Merger, dated as of April 3, 2013, by and among Valeant Pharmaceuticals International, Odysseus Acquisition Corp., Obagi Medical Products, Inc. and Valeant Pharmaceuticals International, Inc. (incorporated by reference to Exhibit 2.1 to Obagi Medical Products, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 3, 2013). *

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed